Exhibit 12.1

The NASDAQ OMX Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividends

(Dollars in Thousands)

Unaudited

	Year Ended December 31,
	2008(1)		2007		2006		2005		2004
Pre-tax income from continuing operations	$521,568	(2)	$793,903	(4)	$213,145	(5)	$106,262	(6)	$2,553	(7)
Add: fixed charges	100,626		72,863		91,097		20,338		11,789

Pre-tax income before fixed charges	622,194		866,766		304,242		126,600		14,342
Fixed charges:
Interest expense(3)	100,626		72,863		91,097		20,338		11,484
Other	—		—		—		—		305

Total fixed charges	100,626		72,863		91,097		20,338		11,789
Preferred stock dividend requirements	—		—		359		3,220		8,354

Total combined fixed charges and preferred stock dividends	$100,626		$72,863		$91,456		$23,558		$20,143

Ratio of earnings to fixed charges	6.18		11.90		3.34		6.22		1.22
Ratio of earnings to fixed charges and preferred stock dividends	6.18		11.90		3.33		5.37		0.71

(1)

The results of OMX have been included in this calculation since February 27, 2008. PHLX is included beginning July 24, 2008, BSX is included beginning August 29, 2008, certain businesses of Nord Pool are included beginning October 21, 2008 and IDCG is included beginning December 19, 2008.

(2)	2008 pre-tax income from continuing operations is before equity in earnings of 50%-or-less-owned companies and minority interests.
(3)

Consists of interest expense on all debt obligations (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(4)	Includes costs of $4,100 associated with Nasdaq’s 2007 cost reductions.
(5)	Includes costs of $40,900 associated with Nasdaq’s 2006 cost reductions.
(6)	Includes net costs of $20,000 associated with Nasdaq’s 2005 cost reductions.
(7)	Includes costs of $62,600 associated with Nasdaq’s 2004 cost reductions.